UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

CASI Pharmaceuticals Obtains Asset Freezing Order in Court of P.R. China against Juventas

On July 19, 2024, CASI Pharmaceuticals, Inc., a Cayman Islands incorporated company (“CASI” or the “Company”) announced that, with respect to the Company’s previously announced dispute with Juventas Cell Therapy Ltd. (“Juventas”), a court of P.R.C. issued an asset freezing order against Juventas in aid of the arbitration proceedings CASI initiated at the Hong Kong International Arbitration Centre (the “HKIAC”) in connection to Juventas’s purported termination of the parties’ agreements with respect to the commercialization of CNCT19 (the “Arbitration Proceeding”).

In an order dated July 15, 2024 and received by CASI on July 18, 2024, the First Intermediate People’s Court of Tianjin Municipality, where Juventas is headquartered, granted CASI’s application to freeze Juventas’s assets while the Arbitration Proceeding is ongoing and decided to freeze up to RMB 190 million in Juventas’s bank accounts or seize and freeze Juventas’s other assets of equivalent value (the “Asset Freezing Order”). The Asset Freezing Order took effect upon issuance and the court has taken steps to enforce the Asset Freezing Order.

The Company will continue to vigorously assert and enforce its rights against Juventas through all available legal means. The Company cannot predict right now the final outcome of the Arbitration Proceeding or how the parties’ dispute would ultimately be resolved.

Forward-Looking Statements

This 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided herein is as of the date of this 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei-Wu He
	Name:	Wei-Wu He
	Title:	Chairman & CEO

Date: July 19, 2024